SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 21 May 2010

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland ("Bank of Ireland")

Total Voting Rights

In conformity with Regulation 20 of the Transparency (Directive 2004/109/EC) Regulations 2007 and the Interim Transparency Rules of the Financial Regulator ("the Regulations"),
Bank of Ireland
announces that,:

As at 20 May 2010, the figure of
2,100,480,116
(being the sum of the voting rights attaching to the Ordinary Stock, 1992 Euro Preference Stock and 1992 Sterling Preference Stock as set out below) should be used by stockholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, Bank of Ireland, under the Regulations.

1.         Bank of Ireland has in issue 2,090,964,309 units of Ordinary Stock, of nominal value €0.10 each, with voting rights (the "
Ordinary Stock
").  Bank of Ireland holds 22,008,690 units of Ordinary Stock in treasury which do not carry voting rights; and
2.         Bank of Ireland has in issue 2,464,000,000 units of preference stock of €0.01 each (the "
2009 Preference Stock
") which carry voting rights in limited circumstances. Specifically, where the holder of the 2009 Preference Stock holds less than 25% of the total voting rights in Bank of Ireland pursuant to its holding of Ordinary Stock, the 2009 Preference Stock entitles such a holder to increase its voting rights to 25% of the total number of votes capable of being cast for the following resolutions at a general court of Bank of Ireland:
2.1        a resolution for the appointment, re-election or removal of directors; or
2.2        a resolution relating to certain matters pertaining to a proposed change of control of Bank of Ireland.
3.         Bank of Ireland has in issue 3,026,598 units of preference stock of nominal value €1.27 each (the "
1992 Euro Preference Stock
"). Since the most recent dividend has not been paid in cash on the 1992 Euro Preference Stock, the holders of the 1992 Euro Preference Stock are entitled to cast two votes for every unit of 1992 Euro Preference Stock held at a general court of Bank of Ireland until the payment of cash dividends resumes. As such, a total of 6,053,196 voting rights attach to the 1992 Euro Preference Stock.
4.         Bank of Ireland has in issue 1,876,090 units of preference stock of nominal value Stg£1.00 each (the "
1992 Sterling Preference Stock
"). Since the most recent dividend has not been paid in cash on the 1992 Sterling Preference Stock, the holders of the 1992 Sterling Preference Stock are entitled to cast one vote for every €0.64 of the euro equivalent to the nominal amount of the holding of 1992 Sterling Preference Stock held at a general court of Bank of Ireland until the payment of cash dividends resumes. As such, a total of 3,462,611 voting rights attach to the 1992 Sterling Preference Stock.
The voting rights are more particularly set out in the Bye-Laws of the Bank of Ireland.
20 May 2010
Helen Nolan
Group Secretary
+353 76 6234710

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 21 May 2010